Exhibit 99.1

The9 Limited Announces Unaudited Financial Information

as of and for the Six Months Ended December 31, 2017

The9 Limited (the “Company”) hereby announces its unaudited consolidated statement of income for the six months ended December 31, 2017 and its unaudited consolidated balance sheet as of December 31, 2017.

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Six months ended June 30,	Six months ended December 31,
	2017	2016	2017	2017
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	US$ (Note)
Revenues:
Online game services	14,764,789	27,910,283	56,799,234	8,729,882
Other revenues	998,950	5,326,969	645,193	99,164

	15,763,739	33,237,252	57,444,427	8,829,046
Sales taxes	(4,478)	(24,728)	(55,132)	(8,474)

Total net revenues	15,759,261	33,212,524	57,389,295	8,820,572
Cost of revenues	(10,022,806)	(20,183,093)	(13,759,248)	(2,114,758)

Gross profit	5,736,455	13,029,431	43,630,047	6,705,814

Operating expenses :
Product development	(24,644,352)	(34,165,939)	(20,468,044)	(3,145,881)
Sales and marketing	(5,438,769)	(9,903,014)	(3,651,200)	(561,179)
General and administrative	(67,495,956)	(86,261,135)	(41,328,724)	(6,352,109)

Total operating expenses	(97,579,077)	(130,330,088)	(65,447,968)	(10,059,169)
Other operating income	175,880	3,441,107	174,074	26,755

Loss from operations	(91,666,742)	(113,859,550)	(21,643,847)	(3,326,600)
Impairment on other investment	—	(2,806,439)	(9,109,312)	(1,400,076)
Interest income (expenses), net	(42,754,204)	(23,236,767)	(41,137,471)	(6,322,713)
Fair value change on warrants liability	3,843,386	10,807,612	8,772,080	1,348,244
Gain (loss) on disposal of equity investee and available-for-sale investment	115,349	(1,217,405)	—	—
Foreign exchange gain (loss)	5,546,485	(8,835,965)	13,660,262	2,099,544
Other income (expenses), net	2,028,053	1,101,268	2,641,534	405,996

Loss before income tax expense and share of loss in equity method investments	(122,887,673)	(138,047,026)	(46,816,754)	(7,195,605)
Income tax benefit	—	6,079,282	—	—
Recovery of equity investment in excess of cost	—	—	60,548,651	9,306,157
Share of loss in equity method investments	(1,472,283)	(80,579,942)	(1,464,848)	(225,143)

Net income (loss) for the period	(124,359,956)	(212,547,906)	12,267,049	1,885,409
Net (loss) gain attributable to noncontrolling interest	(8,122,462)	(13,307,081)	12,078,102	1,856,370
Net (loss) gain attributable to redeemable noncontrolling interest	(2,458,427)	(7,651,793)	4,575,730	703,277

Net loss attributable to The9 Limited	(113,779,067)	(191,589,032)	(4,386,783)	(674,238)
Change in redemption value of redeemable noncontrollling interest	(35,759,965)	(45,026,749)	(21,366,268)	(3,283,935)

Net loss attributable to holders of ordinary shares	(149,539,032)	(236,615,781)	(25,753,051)	(3,958,173)

Other comprehensive income (loss):
Currency translation adjustments	731,780	(440,220)	(10,257,541)	(1,576,555)

Total comprehensive (loss) income	(123,628,176)	(212,988,126)	2,009,508	308,854
Comprehensive (loss) income attributable to:
Noncontrolling interest	(4,221,606)	(12,439,886)	17,679,256	2,717,252
Redeemable noncontrolling interest	(2,458,427)	(7,651,793)	4,575,730	703,277
The9 Limited	(116,948,143)	(192,896,447)	(20,245,478)	(3,111,675)
Net loss attributable to holders of ordinary shares per share
- Basic	(6.25)	(9.89)	(0.77)	(0.12)

- Diluted	(6.25)	(9.89)	(0.77)	(0.12)

Weighted average number of shares outstanding
- Basic	23,915,501	23,915,501	33,426,448	33,426,448

- Diluted	23,915,501	23,915,501	33,426,448	33,426,448

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 =RMB6.5063, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2017.

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As of December 31, 2016	As of December 31, 2017
	RMB	RMB	US$
	(audited)	(unaudited)	(Note)
Assets
Current Assets:
Cash and cash equivalents	38,878,076	142,624,020	21,920,911
Accounts receivable, net of allowance for doubtful accounts of RMB992,010 and RMB1,039,958 as of December 31, 2016 and 2017, respectively	8,607,120	2,607,568	400,776
Advances to suppliers	9,085,165	8,102,278	1,245,297
Prepayments and other current assets	11,625,716	6,616,297	1,016,906
Amounts due from related parties	19,842,139	2,492,842	383,143
Assets classified as held for sale	—	20,669,377	3,176,825

Total current assets	88,038,216	183,112,382	28,143,858
Investments in equity investees	163,037,501	48,243,558	7,414,899
Property, equipment and software, net	26,765,824	20,721,252	3,184,798
Land use right, net	66,431,476	64,510,566	9,915,092
Other long-lived assets, net	6,618,977	6,521,420	1,002,324

Total Assets	350,891,994	323,109,178	49,660,971

Liabilities, Redeemable Noncontrolling Interest and Shareholders’ Equity (Deficit)
Current Liabilities:
Short-term borrowing	107,517,367	108,743,369	16,713,550
Accounts payable	37,038,856	37,129,671	5,706,726
Other taxes payable	283,994	1,714,992	263,589
Advances from customers	26,711,967	47,558,542	7,309,614
Amounts due to related parties	107,203,023	88,939,108	13,669,691
Deferred revenue	15,921,873	5,576,269	857,057
Refund of game points	169,998,682	169,998,682	26,128,319
Warrants	16,357,737	3,742,271	575,177
Convertible notes	—	260,563,020	40,047,803
Interest payable	412,626	9,505,843	1,461,021
Accrued expense and other current liabilities	92,302,898	83,700,051	12,864,462
Liabilities directly associated with assets classified as held for sale	—	2,273,532	349,435

Total current liabilities	573,749,023	819,445,350	125,946,444

Long-term borrowing	35,141,459	—	—
Convertible notes	197,284,836	—	—

Total Liabilities	806,175,318	819,445,350	125,946,444

Redeemable Noncontrolling Interest	246,771,133	306,014,668	47,033,593
Shareholders’ Equity (Deficits):
Ordinary shares (US$0.01 par value; 23,915,501 and 44,544,036 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	1,931,642	3,328,852	511,635
Additional paid-in capital	2,525,599,832	2,527,215,315	388,425,882
Statutory reserves	28,071,982	28,071,982	4,314,585
Accumulated other comprehensive income (loss)	2,582,023	(16,445,748)	(2,527,665)
Accumulated deficit	(2,897,802,287)	(3,015,968,137)	(463,545,816)

The9 Limited shareholders’ deficit	(339,616,808)	(473,797,736)	(72,821,379)
Noncontrolling interest	(362,437,649)	(328,553,104)	(50,497,687)

Total shareholder’s deficit	(702,054,457)	(802,350,840)	(123,319,066)

Total liabilities, redeemable noncontrolling interest and shareholder’s equity	350,891,994	323,109,178	49,660,971

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 =RMB6.5063, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2017.

About The9 Limited

The9 Limited is an Internet company based in China. The9 is stepping into blockchain-related business. The9 also develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including the CrossFire New Mobile Game, Audition mobile, Knight Forever and Q Jiang San Guo.